Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fluo Labs, Inc.
1479 Glencrest Dr. #A
San Marcos, CA 92078
https://bit.ly/3gCYWkh

Up to $3,800,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fluo Labs, Inc.
Address: 1479 Glencrest Dr. #A, San Marcos, CA 92078
State of Incorporation: DE
Date Incorporated: April 17, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $3,800,000.00 | 3,800,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

<u>Early Bird</u>

Friends and Family – first 7 days | 10% bonus shares

Early Bird – next 7 days | 8% bonus shares

<u>Volume</u>

Tier 1 perk - ($5,000+ 12% bonus shares)

Tier 2 perk - ($10,000+ 15% bonus shares)

<u>The 10% StartEngine Owners' Bonus</u>

Fluo Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

*All perks occur when the offering is completed.

The Company and its Business

Company Overview

Fluo Labs, Inc. ("Fluo Labs" or the "Company") is a Delaware corporation. The Company was initially organized as a limited liability company in Delaware on April 17, 2020 it was converted into a Delaware corporation on May 20, 2021. Fluo Labs, Inc. is a partially-owned subsidiary of Allergia, Inc.

Fluo Labs is a premarket clinical stage medical device company pursuing innovative technology to provide drug-free relief of nasal allergy (hay fever) symptoms. The Fluo device is being designed as an alternative to common allergy medications such as antihistamines and nasal steroids.

We are developing a medical device that uses light therapy to deliver temporary drug-free relief of allergy symptoms. We are creating a whole new way for sufferers of seasonal allergies to get symptom relief. Unlike traditional approaches, our product would be entirely drug-free and easy to use, work quickly to reduce symptoms, and ultimately improve consumers' quality of life.

50 million Americans suffer from seasonal allergies, however over 66% are dissatisfied with their medications, and a growing number are actively seeking alternative therapies to live less toxic lives.

[Sources: available online at: https://acaai.org/allergies/types/hay-fever-rhinitis, and Allergies in America™: A Landmark Survey of Nasal Allergy Sufferers: Adult]

The Company is seeking to complete product development, clinical evaluation and obtain a de novo grant from the FDA and CE certification in order to sell the device as an OTC therapeutic. A de novo classification is what the FDA grants to novel medical devices for which there are no comparables.

We're a team of seasoned experts in the fields of light therapeutics, antihistamines, and nasal steroids, along with seasoned leaders in digital commerce, growth marketing, fulfilment, and distribution.

The Company holds two issued patents and has two additional patents pending. The Company also owns several trademarks.

Fluo Labs, Inc. ("Fluo Labs" or the "Company") is a Delaware corporation. The Company was initially organized as a limited liability company in Delaware on April 17, 2020 and was converted into a Delaware corporation on May 20, 2021. Fluo Labs, Inc. is a partially-owned subsidiary of Allergia, Inc.

Competitors and Industry

Fluo Labs plans to introduce a new category in allergy nasal care with its therapy developed to reduce allergy symptoms without having to use drug-based medications. We believe there is no direct competition to the Fluo device. Our . Today's consumers are actively seeking alternative therapies to live less toxic lives. For those seeking non-drug solutions, we believe there has been no single non-medicinal remedy that can provide efficient symptom relief in one convenient treatment - until now.

Today consumers mostly call on antihistamines, corticosteroids (nasal sprays) and immunotherapy to address their seasonal allergy needs. The global allergy treatment market reached $24.65 billion in 2017 and is expected to hit $40.36 billion by 2025. The market is also growing due to climate change that is making seasons longer and more intense for more people.

[Source: Allied Research - https://www.prnewswire.com/news-releases/allergy-treatment-market-to-reach-40-36-bn-globally-by-2025-at-6-3-cagr-says-allied-market-research-803169902.html]

The over-the-counter allergy remedy market is dominated by large pharmaceuticals such as Bayer, Johnson & Johnson, GlaxoSmithKline, and Sanofi. In 2016, Johnson & Johnson's Zyrtec was the leading antihistamine brand. In that year Zyrtec generated some 347.7 million U.S. dollars in revenue. Flonase from GlaxoSmithKline, is the leading corticosteroid brand with U.S. sales of $229.9 M in 2019.

[Source: https://www.statista.com/statistics/296120/top-ten-us-over-the-counter-brands-for-cough-and-cold/ https://www.statista.com/statistics/433651/leading-nasal-spray-brands-in-the-us/]

Despite the present competitive landscape, we believe the Company will stand out in the industry because the Fluo device is a uniquely differentiated solution with a competitive advantage over current therapies which are not getting the job done for over 66% of allergy sufferers.

[Source:https://www.worldallergy.org/UserFiles/file/Allergies%20in%20America%20(AIA)%20-%20Adult%20Executive%20Summary.pdf

In our opinion, the Fluo has all the trappings of a radical and disruptive innovation within the nasal allergy care sector creating an entirely new market of users with a simpler less expensive product, that has the capacity of eventually displacing established competitors.

Current Stage and Roadmap

Fluo Labs is a premarket clinical stage medical device company pursuing innovative technology for drug-free relief of hay fever symptoms.

The company is currently seeking to complete product development, and clinical evaluation.

With multiple patents filed and granted, and a successful proof-of-concept studies, we anticipate applying for a de Novo grant with the FDA by the end of 2021.

We have initiated the certification process to obtain our CE marks as a Class II medical device in Europe. To this end we entered into an agreement with an ISO 13485-certified contract manufacturer that will also be producing the initial units that will be used during our pivotal study.

We intend to concentrate our market activities to the US and European markets, and work with strategic partners in other markets.

The Company's efforts for the next few years will be focused on launching this new product, developing a direct-to-consumer strategy, growing our distribution network.

We intend to extend our light platform to deliver additional drug-free therapies for other conditions, and deliver them globally through an extended network of channels and partners.

We have made it our duty to harness the potential of our technology and to provide relief to the millions of people who are needlessly suffering from allergies. We will improve their quality of life with an "clean" drug-free solution that will quickly get them back to functioning at their best.

We anticipate applying for a de novo grant with the FDA by the end of 2021.

Fluo Labs holds two issued patents and three pending patents, as well as several trademarks.

The Team

Officers and Directors

Name: Richard Clement

Richard Clement's current primary role is with Foothills Plastic Surgery. Richard Clement currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Director and Chairman of the Board
  Dates of Service: April 17, 2020 - Present
  Responsibilities: The powers and duties of the President are to act as the general manager of the Corporation, to have general supervision, direction and control of the business and affairs of the Corporation subject to the authority granted to the Chief Executive Officer, and to the control of the Board of Directors. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. Richard does not receive a salary but received 743,899 shares in exchange for their services to the Company.

Other business experience in the past three years:

- **Employer:** Foothills Plastic Surgery
  Title: CEO
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Owner - Plastic Surgeon

Other business experience in the past three years:

- **Employer:** Allergia, Inc.
  Title: President
  Dates of Service: April 01, 2011 - April 17, 2020
  Responsibilities: The powers and duties of the President are to act as the general manager of the Corporation, to have general supervision, direction and control of the business and affairs of the Corporation subject to the authority granted to the Chief Executive Officer, and to the control of the Board of Directors. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

Name: Jan Enemaerke

Jan Enemaerke's current primary role is with Del Mar Technologies, Inc.. Jan Enemaerke currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer & Director
  Dates of Service: April 17, 2020 - Present
  Responsibilities: Responsible for the design, development and testing of the Company technology, which includes all matters relating to regulatory certification and quality management documentation associated with the design, development and testing of the Company technology. Jan does not receive a salary but received 743,899 shares in exchange for their services to the Company.

Other business experience in the past three years:

- **Employer:** Del Mar Technologies, Inc.
  Title: Owner
  Dates of Service: June 01, 1999 - Present
  Responsibilities: Manages all operations relating to Del Mar Technologies, Inc.

Other business experience in the past three years:

- **Employer:** Allergia, Inc.
  Title: Chief Technology Officer
  Dates of Service: March 13, 2011 - April 17, 2020
  Responsibilities: Responsible for the design, development and testing of the

Company technology, which includes all matters relating to regulatory certification and quality management documentation associated with the design, development and testing of the Company technology.

Name: Anne-Marie Kovacs

Anne-Marie Kovacs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Strategy Officer
  Dates of Service: April 17, 2020 - Present
  Responsibilities: Establishing the long term vision and strategy of the Company, and executing the vision. Anne- Marie does not receive a salary but received 743,899 shares in exchange for their services to the Company.

Name: Lawrence Johnson

Lawrence Johnson's current primary role is with Morningstar. Lawrence Johnson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Director
  Dates of Service: April 17, 2020 - Present
  Responsibilities: The powers and duties of the Chief Executive Officer are to act as the general manager of the Corporation, to have general supervision, direction and control of the business and affairs of the Corporation subject to the control of the Board of Directors. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. Lawrence does not receive a salary but received 743,899 shares in exchange for their services to the Company.

Other business experience in the past three years:

- **Employer:** Morningstar
  Title: SVP
  Dates of Service: March 15, 2016 - Present
  Responsibilities: Business development

Other business experience in the past three years:

- **Employer:** Allergia, Inc.
  Title: CEO and Director
  Dates of Service: April 01, 2011 - April 17, 2020

Responsibilities: The powers and duties of the Chief Executive Officer are to act as the general manager of the Corporation, to have general supervision, direction and control of the business and affairs of the Corporation subject to the control of the Board of Directors. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

Name: Paul Rubin, MD

Paul Rubin, MD's current primary role is with BioAge Laboratories . Paul Rubin, MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: April 17, 2020 - Present
  Responsibilities: The Chief Medical Officer overviews the clinical and regulatory operations of the Company. Paul does not receive a salary but received 743,899 shares in exchange for their services to the Company.

Other business experience in the past three years:

- **Employer:** BioAge Laboratories
  Title: EVP Research and Development and Chief Medical Officer Start Date
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Responsible for management of a teamp involved in discovery research, preclinical and clinical development and manufacturing of novel micro-rna therapies. Areas of work includes oncology, fibrosis, pulmonary, dermatology, CNS and inflammation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Fluo Labs

Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the drug or wellness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $10,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in

the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Fluo device or that the device may obtain the regulatory approvals and grants to be marketed. It is possible that the failure to release the product is the result of a change in strategy upon Company’s making a determination that the strategy, or some other factor, will not be in the best interest of Company and its stockholders.

Some of our products are still in prototype phase and might never be operational products
It is possible that Fluo medical device may never be an operational medical device or that it does not satisfy the regulatory, testing, safety and efficacy requirements under the laws and regulations relating to marketing and distribution of medical devices in the markets the Company would target. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, the clinical claims or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Fluo medical device. Delays or cost overruns in the development of our Fluo medical device and failure of the product to meet our performance estimates may

be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with the contemplated advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will no render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Fluo Labs, LLC was formed on April 17, 2020, and converted to a Delaware corporation on May 20, 2021 and . Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, no customers, and effectively no revenue. If you are investing in this company, it's because you think that the Fluo medical device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property

portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations, which includes new European regulations and certifying bodies regulating and monitoring the marketing of medical devices in Europe. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fluo Labs, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Fluo Labs is a premarket clinical stage medical device company.
Fluo Labs is a premarket clinical stage medical device company pursuing innovative technology for drug-free relief of hay fever symptoms. Fluo Labs is seeking to complete product development, clinical evaluation and obtain a FDA de novo to help allergy sufferers to reduce their allergy symptoms without having to use medication. The Fluo device is not yet FDA approved and is not available for sale in the United States. It is possible that Fluo Labs will fail to complete product development, clinical evaluation or obtain a FDA de novo grant or other certifications to be authorized to market its device. If Fluo Labs will fail to complete product development, clinical evaluation or obtain a FDA de novo grant or other certifications to be authorized to market its device this could materially and adversely impact the value of your investment.

We face significant challenges in creating a new category in nasal allergy care
Creating a new category in nasal allergy care will take time and resources There can be no assurance that our product, channel, marketing and pricing strategy, as well as our business model will be successful. We may encounter challenges in consumer adoption of light-based therapeutic technology. We may have to adjust our product, channel, marketing and pricing strategy, as well as our business model. We will compete with

larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. Any adjustments to our product, channel, marketing and pricing strategy, as well as our business model may cause delays or cost overruns. Any of these events could materially and adversely affect our operating performance and results of operations.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We currently only have one product candidate, the Fluo Device, which is still in development, and we have not obtained authorization from the FDA to commercially distribute the device in the United States or authorization to commercialize the device in any other jurisdiction.

Before we can market and sell our product, we will be required to obtain marketing authorization from the FDA and foreign regulatory authorities. These authorizations will take significant time and require significant research, development, and clinical study expenditures, and ultimately may not succeed. Before we begin to label and market the Fluo Device for use in the United States, we are required to obtain marketing authorization via a de novo classification and clearance request for our product or approval of pre-market approval application from the FDA, unless an exemption from pre-market review applies. We will also be required to comply with costly and more often time-consuming regulatory requirements by foreign regulatory authorities. The process of obtaining regulatory authorizations or approvals, including completion of the de novo classification process, to market a medical device can be costly and time consuming, and we may not be able to successfully obtain pre-market reviews on a timely basis, if at all. The FDA has substantial discretion in the de novo review process and may refuse to accept our application or may decide that our data are insufficient to grant the de novo request and require additional pre-clinical, clinical, or other studies. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit, or prevent marketing authorization from the FDA or other regulatory authorities. Any marketing authorization from the FDA we ultimately obtain may be limited or subject to restrictions or post-market commitments that render the product candidate not commercially viable. If our attempts to obtain marketing authorization are unsuccessful, we may be unable to generate sufficient revenue to sustain and grow our business, and our business, financial condition, and results of operations will be materially adversely affected.

Our Company has a history of incurring losses.
We have a history of incurring losses and we incurred net losses of -$220,043 for the year ended December 31, 2020. The extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. If we fail to generate sufficient revenue and eventually become profitable, or if we are unable to fund our continuing losses by raising additional financing when required, our shareholders could lose all or part of their investments.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance and annuity fees on issued United States patents and most foreign patent applications and patents must be paid to the U.S. Patent and Trademark Office, or USPTO, and foreign patent agencies, respectively, in order to maintain such patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application, examination and issuance processes. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product or product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on our business, financial condition and results of operations.

Our business, results of operations and financial condition may be adversely affected by public health epidemics, including the coronavirus or COVID-19.
Our business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. In December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, on March 12, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020 the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and the potential financial impact may extend to countries outside of those currently impacted. At this point, the extent to which COVID-19 will impact our business is uncertain and these factors are

beyond our control; however, it is possible that COVID-19 may have a material adverse effect on our business, results of operations and financial condition.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Allergia, Inc.	6,475,504	Common Stock	54.0
Lawrence Johnson	5,303,629	Common Stock	12.0
Richard Clement	4,572,224	Common Stock	15.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,800,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 12,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Artilce IV of the Articles of Incorporation provide that: Except as otherwise required by law, holders of common stock, a search, shall not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series a preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock you have to hold is a such effective series entitled, either separately or together with the holders of one or more other such series come out to vote there on pursuant to the certificate of incorporation including any certificate of designation relating to any series of preferred stock.

The By Laws of the Company provide a Right of First Refusal for all shareholders in the event a shareholder desires to sell or transfer any of his/her shares of stock. This Right of First Refusal is for 30 days.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The By Laws of the Company provide a Right of First Refusal for all shareholders in the event a shareholder desires to sell or transfer any of his/her shares of stock. This Right of First Refusal is for 30 days.

What it means to be a minority holder

As a minority holder of Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $288,740.00
  Number of Securities Sold: 10,298,161
  Use of proceeds: Product development, clinical studies, operations, patents
  Date: November 27, 2020
  Offering exemption relied upon: Reg D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 6,648,399
  Use of proceeds: Product development, clinical studies, intellectual property, operations
  Date: April 17, 2020
  Offering exemption relied upon: Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company was formed on April 17, 2020.

Fluo Labs is a premarket clinical stage medical device company pursuing innovative technology for drug-free relief of hay fever symptoms.

The Fluo device is not yet FDA approved and is not available for sale in the United States or in any market. The Company is entirely dependent on funding to operate.

The Company anticipated that it would not be generating revenue for an extended period of time as it is seeking to complete product development, clinical evaluation and obtain a FDA de novo. The Company anticipates submitting a De Novo petition to the

FDA for the Fluo device later in 2021. It has commenced the process to obtain CE certification. The Company will start generating revenue once it starts selling its device in the market only after being granted the authority to do so in the US and in Europe by FDA and European certifying bodies respectively.

We believe the funds of this campaign are critical to the timely execution of our company operations and strategic plan.

These funds are required to support completion of product development, undertaking clinical studies and obtaining a FDA de novo grant and CE certification.

We are also currently negotiating an arrangement with a global strategic partner that could address funding needs associated with the clinical evaluations we are undertaking.

We believe that in the event we do not raise sufficient funds from this campaign the timely execution of our strategic plan and the completion of the activities and the attainment of its milestones it could be delayed and interrupted. We believe that the delays would not undermine the viability of the company.

Without taking into account the proceeds raised under this Equity Crowdfunding Campaign the Company can operate without revenue for a period of 12 months.

Foreseeable major expenses based on projections:

Fluo Labs is seeking to complete product development, clinical evaluation and obtain a FDA de novo to help allergy sufferers to reduce their allergy symptoms without having to use medication. We foresee the major expenses to be the completing of product development, testing, and readying the product for production, undertaking the necessary clinical studies, and pursuing FDA de novo grant in the US and CE certification in Europe.

The sums raised will be consumed over a period of nine to 12 months.

Future operational challenges:

Fluo Labs is seeking to complete product development, clinical evaluation and obtain a FDA de novo to help allergy sufferers to reduce their allergy symptoms without having to use medication. Some future operational challenges we foresee include: operating in multiple markets, building brand awareness, telling the clinical story associated with this new therapy, scaling production to meet demand, building the oprational infrastructure to support growth, customer service and support, and comply with post-market regulatory requirements.

The Company anticipated these challenges and is currently exploring certain strategic relationships and partnerships, as well as acquiring the resources, advisors and managers that would allow it to address such operational challenges.

Future challenges related to capital resources:

The Company will not be generating revenue until it is granted the right to market its device in the US and in Europe. As a result the Company is dependent on investor capital to support its product development, clinical and regulatory activities. Assuming the Company obtains the CE certification and the FDA de novo grant to allow it to go to market, it will likely require additional funding to set up the organizational structure, production and fulfillment to launch its product in the market.

Future milestones and events:

Timely securing the FDA de novo grant to market the Fluo device as an OTC therapeutic.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 15, 2021, the Company has capital resources available in the form of commitments from current investors and officers of the company in the amount of $147,000, and has $11,000 cash on hand.

The funds from the raise are critical to the Corporation's operations. Assuming the CrowdFunding Campaign raises the maximum amount of $3.8M of the total funds that our Company has, 77% will be made up of funds raised from the crowdfunding campaign.

We anticipate that the Corporations average monthly burn rate will $120,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to the timely execution of our company operations and strategic plan.

These funds are required to support completion of product development, undertaking clinical studies and obtaining a FDA de novo grant and CE certification.

We are also currently negotiating an arrangement with a global strategic partner that could address funding needs associated with the clinical evaluations we are undertaking.

We believe that in the event we do not raise sufficient funds from this campaign the timely execution of our strategic plan, the completion of the activities and the attainment of our milestones could be delayed and interrupted. We believe that the delays would not undermine the viability of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe that in the event we do not raise sufficient funds from this campaign the timely execution of our strategic plan, the completion of the activities and the attainment of our milestones could be delayed and interrupted. We believe that the delays would not undermine the viability of the company. There are no guarantee that we will be able to secure the funds necessary to execute under the plan.

Assuming the CrowdFunding Campaign raises the maximum amount of $3.8M, of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. However, it may not be able to pursue all its strategic objectives.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months and perform the tasks and reach the milestones set out in its strategic plan relating to product development and testing, clinical evaluations, and regulatory approvals.

We anticipate that the Corporation's average monthly burn rate will be $120,000 which will include the costs associated with the completion of product development and satisfying the regulatory requirements and the clinical evaluation to obtain a de novo grant from the FDA. In this connection the Corporation will be carrying out a usability and human factors study, as well as a multi-site placebo-controlled study involving 194 subjects to evaluate the safety and effectiveness of the Fluo Labs device.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have identified a number of additional future sources of capital to support the next leg of our journey once we will have obtained the regulatory approvals we are seeking. These include venture capitalists and investment firms.

We are also currently negotiating an arrangement with a global strategic partner that could address funding needs associated with the clinical evaluations we are undertaking.

We anticipate that the Corporations average monthly burn rate will be $120,000.

Indebtedness

- **Creditor:** Sums Due to Related Parties
  Amount Owed: $61,742.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2020
  As of December 31, 2020, the Company had $61,742 due to members of the Company.

Related Party Transactions

- **Name of Entity:** Lumigenius, LLC
  Names of 20% owners: Lumigenius, LLC
  Relationship to Company: A related company - certain of the officers and directors of the company are also directors and officers of Lumigenius. Lumigenius may be pursuing development activities which are unrelated to the allergy nasal care category.
  Nature / amount of interest in the transaction: Certain members of the Company are also officers of Lumigenius, LLC (an entity not yet formally organized and capitalized).
  Material Terms: The Company assigned all of its rights under a certain option agreement entered into with a research center relative to investigative rights in a new photodynamic therapy which is not related to the allergy nasal care sector.

- **Name of Entity:** Del Mar Technologies
  Names of 20% owners: Jan Enemaerke
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Del Mar Technologies is owned and operated by Jan Enemaerke who is a member of the Company and the Company's Chief Technology Officer. Del Mar Technologies is an enterprise focused on the development of medical light based products.
  Material Terms: Total payments to Del Mar Technologies during the period ended December 31, 2020 were $9,350 in connection with the development of the prototypes of the device. The Company outsourced to Del Mar Technologies certain aspects of the development of the prototypes of the device in light of Del Mar Technologies' expertise.

- **Name of Entity:** MedArt
  Names of 20% owners: Jan Enemaerke
  Relationship to Company: Jan Enemaerke who is a director and the Company's Chief Technology Officer is a minority shareholder of MedArt. The Company entered into an agreement with MedArt APS an ISO 13485-certified contract manufacturer in Denmark, that will usher the Company through the certification process.
  Nature / amount of interest in the transaction: The Company entered into an agreement with MedArt APS, an ISO 13485-certified contract manufacturer located in Denmark. Jan Enemaerke, a member of the Company, is a shareholder or board member in MedArt.

Material Terms: MedArt will usher the company through the process of CE certification and will build out the initial units needed for the clinical studies. We believe that the company is being offered competitive rates for all tasks being performed under their development and manufacturing agreement.

- **Name of Entity:** Sasha Kovacs-Johnson
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Sasha Kovacs-Johnson produced the videos used to promote the ECF campaign as well as other videos appearing on the company website and social platforms.
  Material Terms: Sasha Kovacs-Johnson received $14,281 as consideration for the multiple videos she produced. Sasha Kovacs-Johnson is the daughter of Lawrence Johnson, the CEO and director of the Company.

- **Name of Entity:** Due to Related Parties
  Relationship to Company: Related Parties
  Nature / amount of interest in the transaction: As of December 31, 2020, the Company had $61,742 due to members of the Company.
  Material Terms: N/A

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The Company considered all factors it deemed relevant in determining the Company's valuation, including, but not limited to, the value of the Company's tangible and intangible assets (including IP portfolio); the market value of comparable companies engaged in a substantially similar business at similar stages; pre-revenue, multiple selected based on industry standard) industry multiples, the status of the Company's product development, the size of the market for the Company's products, and other relevant factors.

Fluo Labs, Inc pre- valuation was derived by taking into account multiple factors and markers associated with its unique strategic capabilities and market opportunities. Such factors include:

• We believe Fluo Labs is uniquely positioned at the intersection of pharma, consumer product goods and wellness, and can tap into the trends and drivers of each of these categories. In particular, providing of relief without medication is a dominant theme in all these categories.

• Fluo Labs is building a competitive moat with broad patents covering the application of light to alleviate the symptoms of allergic rhinitis, and is seeking a de novo grant from the FDA

• Fluo Labs is creating a new category in nasal allergy care

• Fluo Labs is disrupting a huge and growing market and respiratory category which reached $24.65 billion in 2017 and is expected to reach $40.36 billion by 2025, growing at a CAGR of 3.3% during the forecast period 2020-2025.

• We believe Fluo Labs' is a classic tale of innovation disruption: it has all the trappings of a radical and disruptive innovation within the respiratory care sector creating an entirely new market of users with a simpler less expensive product, that has the capacity of eventually displacing established competitors.

• Fluo Labs built a platform affording it the chance to tackle additional indications and make additional claims. It is not a one-product company. Allergic rhinitis is central to several comorbidities and conditions.

• An independent market assessment study (n=300) confirming that the Fluo is a strong concept perceived as unique and differentiated breakthrough innovation that can meet consumer needs, often at a premium.

The valuation determination was further supported with an examination of the valuation of comparable companies in the therapeutic / consumer goods / medical device spaces at the same pre-FDA early-stage status.

In particular we looked at Tivic Health www.tivichealth.com, the developer of a a chemical-free bioelectronic therapeutic device designed to reduce provide relief from congestion and sinus pain caused by allergic rhinitis. Tivic Health may be the most reliable valuation benchmark for Fluo Labs due to the obvious similarities, despite the fact that we believe that Fluo Labs' valuation profile may be stronger with a market opportunity, a scalable product platform, a clinical standing and a product value-proposition superior to Tivic Health's. We believe Fluo labs is commanding a valuation similar to Tivic Health's at the same stage of development ($10.88M). Tivic Health, with only one additional round of funding and a year advance in the market is enjoying a $32 M valuation according to PitchBook.

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

The pre-money valuation does not take into account any option pools currently outstanding. 12,000,000 Common shares are currently issued and outstanding; this number does not include 2,116,013 shares of unissued shares granted under the Corporation's' Equity Incentive Plan which contemplates a 36 month vesting schedule.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; and (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Product development*
  76.0%
  Completion of the final phase in converting our prototype into a market ready medical device which entails testing, certification submissions and quality management documentation, as well as the initial production of a limited number of units to be used in the Company's pivotal clinical trail.

- *IP Strategy*
  10.0%
  The Company has two issued patents and two pending patents, as well as several trademarks. It will invest in the establishment, prosecution and enforcement of its patents.

- *Start Engine Crowdfunding Campaign*
  10.5%
  Promotion of the current crowdfunding campaign

If we raise the over allotment amount of $3,800,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  13.0%
  Marketing

- *Product Development*
  7.0%
  Completion of the final phase in converting our prototype into a market ready medical device which entails testing, certification submissions and quality management documentation, as well as the initial production of a limited number of units to be used in the Company's pivotal clinical trail.

- *Pivotal Trial*
  43.5%
  Fluo Labs is seeking to complete clinical evaluations in connection with an application to obtain a de novo grant from the FDA and in this context it will carry out a randomized, double-blind placebo-controlled trial to evaluate the safety and effectiveness of the Fluo Labs device in temporarily relieving or reducing the symptoms of allergic rhinitis. This will be a multi-site study involving 194 subjects..

- *Usability and Human Factors Study + In vitro Study*
  2.0%
  Fluo Labs is seeking to complete clinical evaluations in connection with an

application to obtain a de novo grant from the FDA and in this context it will carry out usability and human factors study to evaluate human factors/usability of the Fluo Labs device to measure how users can operate the Fluo Labs device safely and effectively with minimum difficulty, confusion or failure in conformity with FDA guidelines.

- *Regulatory Compliance and Submissions*
  3.0%
  Fluo Labs is seeking to complete product development, clinical evaluations and obtain a FDA de novo grant and CE certification for a technology that could help allergy sufferers to reduce their allergy symptoms without having to use medication. It anticipates submitting a de novo petition to the FDA for the Fluo device later in 2021. In this context it has hired Ken Block Consulting to help the Company marshal the process in the US as well as in Europe which includes engaging with the Agency and European certifying bodies and preparing the requisite submissions and putting in place the processes to comply with the regulations.

- *Manufacturing and production*
  3.0%
  Tooling and production cost for an initial small batch of units and packaging in anticipation of market roll out.

- *IP Strategy*
  2.0%
  The Company has two issued patents and two pending patents, as well as several trademarks. It will invest in the establishment, prosecution and enforcement of its patents.

- *CE Certification*
  5.0%
  Fluo Labs is seeking to complete product development, clinical evaluations and obtain CE certification for a technology and be authorized to market the device in Europe. This entails submitting the requisite materials, product specifications, quality management documentation and clinical and test data with certifying bodies and together with the requisite submissions and putting in place the processes to comply with the regulations.

- *Operations*
  8.0%
  Supporting the various business, legal, accounting, quality management, customer success service and general operations of the business.

- *Working Capital*
  10.0%
  General working capital and general and administrative (G&A) expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://bit.ly/3gCYWkh (www.fluolabs.care).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fluo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fluo Labs, Inc.

[See attached]

Financial Statements

FLUO LABS, LLC

December 31, 2020

FLUO LABS, LLC

CONTENTS

Haynie & Company
(a professional corporation)

Certified Public Accountants and Management Consultants
4910 Campus Drive Newport Beach, California 92660-2119 (949) 724-1880 FAX (949) 724-1889

INDEPENDENT AUDITORS' REPORT

To the Members
FLUO LABS, LLC
Camden, Delaware

We have audited the accompanying financial statements of Fluo Labs, LLC (a Deleware limited liability company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the period from April 17, 2020 (inception) to December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fluo Labs, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from April 17, 2020 (inception) to December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Haynie & Company

June 16, 2021
Newport Beach, California

FLUO LABS, LLC
Balance Sheet
December 31, 2020

ASSETS

Current assets:		
Cash	$	1,131
Other assets		2,500
Total current assets		3,631
Property and equipment, net of accumulated depreciation		35,571
Intangible assets, net of accumulated amortization		195,000
Total assets	$	234,202

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	102,963
Due to members		61,742
Income taxes payable		800
Total liabilities		165,505
Members' equity		68,697
Total liabilities and members equity	$	234,202

See auditors' report and notes to financial statements.

FLUO LABS, LLC

Statement of Operations

For the Period from April 17, 2020 (inception) to December 31, 2020

Revenues	$ -
Operating expenses:	
Organization costs	2,588
Legal and consulting	106,426
Design expenses	3,625
Public relations	22,000
Depreciation expense	9,372
Marketing	23,907
Patent maintenance fees	5,700
General and administrative	45,625
Total operating expenses	219,243
(Loss) before provision for income taxes	(219,243)
Provision for income taxes	(800)
Net (loss)	$ (220,043)

See auditors' report and notes to financial statements.

FLUO LABS, LLC

Statement of Changes in Members' Equity

For the Period from April 17, 2020 (inception) to December 31, 2020

	Units	Contribution	Net (loss)	Total
Units issued at formation:				
Allergia, Inc.	712,000	$ 200,000	$ -	$ 200,000
Richard Clement	44,000			
Lawrence Johnson	44,000			
Subtotal	800,000			
Unit purchase agreement:				
Richard Clement	34,312	50,000	-	50,000
Units awarded under the 2020 Equity Incentive Plan:	298,000	38,740	-	38,740
Current period net loss	-	-	(220,043)	(220,043)
Balances, December 31, 2020	1,132,312	$ 288,740	$ (220,043)	$ 68,697

See auditors' report and notes to financial statements.

FLUO LABS, LLC

Statement of Cash Flows

For the Period from April 17, 2020 (inception) to December 31, 2020

Cash flows from operating activities:		
Net (loss)	$	(220,043)
Items not requiring cash:		
Depreciation and amortization		9,372
Membership units issued in lieu of compensation		38,740
(Increase) decrease in:		
Other assets		(2,500)
Increase (decrease) in:		
Accounts payable and accrued expenses		96,576
Income taxes payable		800
Total from operating activities		(77,055)
Cash flows from investing activities:		
Development of prototype		(18,304)
Development of website		(15,252)
Total from investing activities		(33,556)
Cash flows from financing activities:		
Contribution from member		50,000
Amounts due to members		61,742
Total from financing activities		111,742
Decrease in cash		1,131
Cash, beginning of period		-
Outstanding checks payable, end of period	$	1,131

See auditors' report and notes to financial statements.

FLUO LABS, LLC
Statement of Cash Flows - Continued
For the Period from April 17, 2020 (inception) to December 31, 2020

Supplemental disclosure of cash flow information:

Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

Supplemental disclosure of non-cash investing and financing activities:

During the period ended December 31, 2020, a member of the Company contributed assets with an estimate fair value of $200,000 in exchange for units in the Company.

During the period ended December 31, 2020, the Company issued a total of 298,000 membership units relative to its 2020 Equity Incentive Plan to certain individuals for services rendured with an aggregate value of $38,740.

During the period ended December 31, 2020, the Company purchased prototypes on credit for $6,387.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of business

Fluo Labs, LLC (the "Company"), a Delaware limited liability company, was formed on April 17, 2020 in connection with a corporate restructuring of Allergia, Inc. whereby Allergia, Inc. received 89% ownership interest in the Company in exchange for transfer of all its rights and ownership in certain intellectual property (US Patent No. 9,744,375 and certain other property based upon a contribution agreement). The founding members of the Company are Allergia, Inc. (712,000 units), Mr. Richard Clement (44,000 units), and Mr. Lawrence Johnson (44,000 units). The Company is in process of developing drug-free light therapy technology to treat seasonal allergy symptoms.

Mr. Richard Clement and Mr. Lawrence Johnson are also significant stockholders in Allergia, Inc. each owning approximately 43% of the outstanding common stock and collectively owning approximately 98% of the outstanding series A preferred stock.

The Company has not commenced planned principal operations, but has technologies that it is continuing to refine and develop. The Company's operations have been funded by advances and equity contributions from members. Future funding is expected to be provided by these members and by other accredited investors but there can be no assurance that any of these strategies will be achieved on terms agreeable to the Company. As such, the Company's activities are subject to significant risk and uncertainties, including being unable to secure additional funding to make the Company operational, realize its assets, or discharge its liabilities in the normal course of business.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ materially from those estimates.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue recognition

The Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) on a retrospective basis ("ASU 2014-09"). The Company did not have any contracts with customers during the period ended December 31, 2020 and, therefore, there was no material impact to the Company's financial statements as of or for the period then ended.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

The Company did not have any material inventories as of December 31, 2020.

Intangible assets

US Patent No. 9,744,375 is recorded based upon an estimated fair value at the time of contribution by Allergia, Inc. Other intangible assets are recorded at cost. Intangible assets are amortized by using the straight-line method over estimated useful lives of 20 years.

Property and equipment

Property and equipment are recorded at cost. Assets are depreciated by using the straight-line method over estimated useful lives ranging from 3 to 20 years. Maintenance and repairs are charged to expense as incurred while major renewals and betterments are capitalized. When items of equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Long-lived assets

Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. Fair values are determined based on the discounted cash flows, quoted market values, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Management has evaluated the long-lived assets and has not identified any impairment as of December 31, 2020.

Fair value of financial instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair values due to the short-term nature of these instruments.

Advertising costs

Advertising costs are expensed as incurred. Total advertising and marketing expenses were $23,907 for the period ended December 31, 2020.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is a limited liability company and, as such, the tax attributes pass through to the individual members who report the income or loss on their respective income tax returns. A gross receipts fee is applicable in California for limited liability companies.

The Company recognizes the tax effect of transactions in the year in which such transactions enter into the determination of net income regardless of when they are reported for tax purposes. Deferred income taxes are provided for in the financial statements to compensate for any timing differences under the authoritative guidance of the Financial Accounting Standards Board ("FASB") in connection with accounting for income taxes.

Share-based compensation

The Company recognizes the impact of share-based compensation agreements in accordance with Accounting Standards Update 2018-07 (ASC Topic 718). That is, the cost of services received from employees in exchange for awards of units are generally measured based on the grant-date fair value of the equity instruments issued or on the fair value of the liabilities incurred. The cost of services received by an entity as consideration for equity instruments issued or liabilities incurred in share-based compensation transactions with employees are measured based on the fair value of the equity instruments issued or the liabilities settled.

Recent accounting pronouncements

Management has reviewed and adopted applicable recent accounting standards updates and revisions issued by the FASB (including its Emerging Issues Task Force), and the American Institute of Certified Public Accountants during the period ended December 31, 2020. Management believes the adoption of such pronouncements and revisions do not have a material impact on the Company's financial statements.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Prototypes and development costs	$	24,691
Website development		15,252
Subtotal		39,943
Less accumulated depreciation		(4,372)
Property and equipment, net	$	35,571

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

US Patent No. 9,744,375 (2017)	$	200,000
US Patent No. 10,881,872 (2020)		-
Subtotal		200,000
Less accumulated amortization		(5,000)
	$	195,000

Patents

The above patents relate to the apparatus and methods for treating allergic rhinitis (commonly known as hay fever) with the application of light therapy. These patents allow the Company to pursue the development and commercialization of a hand-held light device designed to alleviate the symptoms of allergic rhinitis.

Trademarks

The Company is in process of filing for federal trademark registration of four trademarks with the US Patent and Trademark Office as follows: Seize the sneeze; the natural antihistamine; Fluo Labs; Fluo. The Company has not capitalized any costs associated with its protection efforts.

4. DUE TO MEMBERS

As of December 31, 2020, the Company has an aggregate of $61,742 due from certain members of the Company.

5. EQUITY

The initial members of the Company were Allergia, Inc., Richard Clement, and Lawrence Johnson. Based upon a common unit valuation performed as of April 17, 2020 (and dated June 26, 2020) on the Company units, the per unit valuation was estimated to approximate $0.13 per unit.

Included in this common unit valuation was an estimated fair value of technology contributed by Allergia, Inc. to the Company in exchange for its ownership in the US Patent number 9,744,375 (its only material asset according to the report). The estimated fair value was calculated at $200,000 and, as such, is reported as contributed capital by Allergia, Inc. in the accompanying financial statements.

6. EQUITY INCENTIVE PLAN

During the period ended December 31, 2020, the Company developed an plan referred to as the 2020 Equity Incentive Plan (the "Plan") for the purpose of attracting and retaining managers, officers, and employees of and consultants to the Company and to provide an incentive for them to achieve performance goals. The Plan is managed by a committee established by the Company's Board.

Based upon the terms of the Plan and the operating agreement, the committee may grant a total of 300,000 units (defined as a common unit) under the Plan. The committee may also award options and determine the number of units to be covered under each option. The committee also establishes the option price at the time each option is awarded.

On August 31, 2020, the Company granted a total of 298,000 units to individuals for services rendered and entered into respective restricted unit purchase agreements. The units were valued based upon a common unit valuation performed on behalf of the Company in April of 2020 and are subject to a repurchase option. Units are released from the repurchase option on a straight-line basis over a period of thirty-six months.

7. COMMON UNIT PURCHASE AGREEMENT

In November of 2020, the Company entered into a Common Unit Purchase Agreement with Mr. Richard Clement. Based upon the terms of the agreement, Mr. Clement agreed to invest a total of $200,000 in four tranches of $50,000 each in exchange for 137,250 common units in the Company (which approximates $1.46 per unit).

The first tranche was executed in November of 2020, the remaining three tranches will occur based upon certain future events which include the demonstration of technical proof-of-concept, the successful participation of CES, and when an agreement is reached with a strategic or financial partner.

8. ADVISOR AGREEMENT

In September of 2020, the Company entered into an Advisor Agreement with Mr. Paul Rubin (a member of the Company) for certain support and collaboration efforts. Based upon the terms of the agreement, the term is unspecified and can be canceled by either party for any reason upon five (5) days written notice.

The Company shall pay Mr. Rubin, $7,500 per month for services rendered in addition to granting him 32,000 units subject to the terms and conditions of the restricted unit purchase agreement and the Company's 2020 Equity Incentive Plan. Mr. Rubin is also entitled to a 40% bonus based upon the successful completion of mutually agreed-to objectives.

9. INCOME TAXES

The provision for income taxes consists of the California gross receipts fee. Because the Company did not revenues during the period ended December 31, 2020, the provision for income taxes consists of the minimum California franchise tax of $800.

The Company files income tax returns in the U.S. federal and California jurisdictions. Generally, the Company's tax returns remain open for federal income tax examination for three years from the date of filing and four years for California.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position as of December 31, 2020 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties as of December 31, 2020.

10. RELATED PARTY TRANSACTIONS

Lumigenius, LLC

Certain members of the Company are also officers of Lumigenius, LLC (an entity not yet formally capitalized). The Company assigned all of its rights under a certain option agreement relative to investigative rights in a new photodynamic therapy.

Del Mar Technologies

Del Mar Technologies is owned and operated by Jan Enemaerke who is a member of the Company and the Company's Chief Technology Officer. Total payments to Del Mar Technologies during the period ended December 31, 2020 were $9,350 and are included in prototype and development costs.

MedArt

The Company entered into an agreement with MedArt APS an ISO 13485-certified contract manufacturer in Denmark. Jan Enemaerke, a member of the Company, is a shareholder or board member in MedArt.

KoJoRay

KoJoRay is a boutique videographer that is in part owned and operated by a family member of Mr. Lawrence Johnson. Total payments to KoJoRay Studios during the period ended December 31, 2020 were $14,281 and are included in marketing expenses.

Due to related parties

As of December 31, 2020, the Company had $61,742 due to members of the Company. Included in this balance is a $15,000 promissory note due to a member which was converted to equity in May 2021 as discussed in Note 12.

Other

As discussed in Note 8, the Company entered into an advisor agreement with a member of the Company.

11. CONTINGENCIES

Laws and regulations

Because of the nature of the industry in which the Company operates, it is subject to certain laws and regulations. Compliance with these requirements is necessary for the continuing effective efforts put forth by the Company. Management of the Company monitors compliance and changes in any relevant laws or regulations, however, ultimate approval of the Company's product and its ability to generate revenues is outside the control of the Company.

Pandemic

On March 19, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic and public health emergency. The related development and fluidity of this situation presents uncertainty and precludes any prediction as to any ultimate material adverse impact to the Company. The Company continues to monitor the situation and navigate the many resources available to it; however, the uncertainty presents risks with respect to the Company, its performance, and its financial results.

12. SUBSEQUENT EVENTS

Subsequent event disclosures

The Company has evaluated subsequent events through June 16, 2021, the date which the financial statements were available to be issued.

Contributions

In January and March of 2021, Mr. Clement contributed his 2nd and 3rd tranches of $50,000 (each) into the capital of the Company relative to the Common Unit Purchase Agreement (see note 6).

Patent applications

In January 2021, the Company filed two additional patents relative to the application of light to alleviate the symptoms of allergic rhinitis, the design of the light engine and engineering controls associated with the device, and technology that manages light delivery.

12. SUBSEQUENT EVENTS (CONTINUED)

Intellectual property

In January 2021, the Company filed two additional patents regarding the application of light to alleviate the symptoms of allergic rhinitis and a proprietary technology that allows for better light delivery management.

In May 2021, the Company applied for trademark registration for four trademarks.

Corporate structure

In April 2021, the Company elected to convert the structure from a limited liability company to a corporation. The new corporation will have 50 million common shares and 10 million preferred shares. All activities and obligations of the limited liability company will be absorbed by the new corporation. Articles of conversion have been prepared and will be filed in the near future.

In April of 2021, the Board of Directors of Allergia, Inc. elected to collapse the Allergia, Inc. to afford its shareholders direct ownership in the capital stock of the new corporation.

Financing

In April 2021, the Company elected to begin an equity crowdfunding campaign to raise up to $3.8 million to fund activities during the next phase of development.

Regulatory matters

In April 2021, the Company filed supplemental materials with the FDA and hired Ken Block Consulting to assist with regulatory matters.

Product design and development

In March 2021, the Company entered into an agreement with MedArt APS, a manufacturer in Denmark, that will produce initial units and assist the company in the certification process to obtain a Class II medical device in Europe.

Conversion of promissory note to equity

In May 2021, the Company converted the $15,000 promissory note, payable to Dick Clement, to equity for 10,756 units at a price of $1.46 per unit.

12. SUBSEQUENT EVENTS (CONTINUED)

Conversion of convertible promissory note to equity

On February 1, 2021, the Company entered into a convertible promissory note with Lawrence Johnson and Anne-Marie Kovacs. On May 15, 2021, the parties elected to convert the then outstanding obligations under the convertible promissory note into common membership units.

Convertible promissory note entered

On May 15, 2021, the Company entered into a convertible promissory note with Jan Enemaerke.

Board approved bonuses

In June 2021, the Company decided to reward certain officers of the Company by granting bonuses in the form of cash and stock.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Fluo Labs

Seize the Sneeze ™


Fluo Labs, Inc. is a premarket clinical
stage medical device company.
The Fluo is an investigational device,
not currently available for sale.
FLUO labs tm

Website | San Marcos, CA | TECHNOLOGY

$0.00 raised

0 Investors	**$12M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
	Equity Offering Type
$3.8M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **A new category in allergy care:** Fluo Labs is pioneering a potential breakthrough light-based technology designed to help allergy sufferers reduce their allergy symptoms without having to use medication.
- **A huge and growing market:** Over 50 Million Americans and 1 Billion more people worldwide suffer from allergies. And thanks to climate change, allergy seasons are only getting longer, more intense and affecting more and more people every year. And while the global allergy treatment market is growing and set to reach $40 billion by 2025, we believe it is under serviced, leaving 66% of allergy sufferers to report dissatisfaction with their current allergy medications.
- **A team that's changing allergy relief:** With multiple patents granted and filed and a successful proof-of-concept study, the team is now set to complete the clinical evaluations and final studies that are needed to obtain an FDA de Novo grant which we hope to obtain by the end of 2021.

OVERVIEW

Introducing a new approach for allergy symptom relief

We are developing an OTC medical device that uses light therapy to deliver temporary drug-free relief of allergy symptoms. Unlike traditional approaches, our technology is entirely drug-free and easy to use, working quickly to relieve the inflammation that causes allergy symptoms, and ultimately improving allergy sufferers' quality of life.

We are preparing for our final clinical trial during the upcoming fall ragweed season. We plan to submit a De Novo petition to the FDA later in 2021 following the clinical trial.

Our vision: Developing a drug-free therapy that is safer and more efficacious than current allergy treatments

THE PROBLEM

Seasonal allergy sufferers want better treatments

50+ million Americans suffer from allergies, and another 1 billion worldwide. Symptoms include:

- Congestion
- Runny nose
- Watery, itchy, red eyes
- Sneezing
- Itchy nose
- Postnasal drip
- Headaches and sinus pain
- Fatigue

Allergy symptoms can also indirectly lead to an impaired quality of life, including disturbed sleep, fatigue, decline in cognitive processing, degraded memory, and depression. These bothersome consequences are reflected in the estimated **$18 billion worth of indirect costs** due to lost productivity and absenteeism.


50+ million
Americans suffer
from allergies
$18 billion worth of indirect
costs due to:
absenteeism
lost productivity
presenteeism


Seasonal allergies
are no joke

Allergy meds don't work for most people

Several studies report that **66% of allergy sufferers** are **dissatisfied** with their current allergy medications, reporting bothersome side effects, that they don't work long or fast enough, and that they don't treat the symptoms.


66% of allergy suffers
are dissatisfied with
their current medications


Average satisfaction with allergy medicine
Not sure 2%
Other 4%
Hard to Use 1%
Cost 1%
Not covered 1%
Didn't give 24hr relief 10%
Effectiveness wore off 12%
Side effects 21%
Not effective 66%

* *Source*

Currently available allergy medications can cause unpleasant side effects:


Common side effects of allergy medicines
Antihistamines - side effects
Drowsiness
Headaches
Dizziness
Sore throat
Dry mouth
Digestive prolems/ abdominal pain
Nasal steroids - side effects
Nausea or vomiting
Nosebleeds
Headaches
Nose irritation
Dry, irritated throat
Eye problems
Skin hypersensitivity

A large group of people should not be taking allergy medications:

- Those with a chronic health condition such high blood pressure, heart disease, kidney or liver disease, glaucoma, or thyroid problems
- Pregnant or breastfeeding women
- Those who have contraindication with other medicines or supplements
- Those in certain jobs or operating machinery

Climate change

We believe the problem is only made worse by climate change, with longer and more intense allergy seasons causing prolonged suffering for more people.


MORE CO_2 = MORE POLLEN
Pollen Production
Parts Per Million
280ppm
370ppm
600ppm
Year
1900
2000
2060
Pollen Production: Grams Per Ragweed Plant
Source: Ziska et al. 2000, ClimateCentral.org

* *Source*

Consumers seeking non-medicinal alternatives

Many of today's consumers are actively seeking alternative therapies to live less toxic lives. For those seeking non-drug solutions, there has been no single natural remedy that can provide efficient symptom relief in one convenient treatment.



THE SOLUTION

We are creating a new OTC category in allergy care

We believe we are the **only company engineering a drug-free solution** to curb allergy symptoms. The Fluo's premarket clinical stage product is developed as an alternative to traditional allergy medications by using drug-free technology that tackles common allergy symptoms like congestion, runny nose, itchy nose and sneezing.

Light therapy to reduce allergy symptoms?

Fluo Labs is developing an OTC medical device that uses light therapy to deliver temporary drug-free relief of allergy symptoms.


Defend your nose
against allergies

Our premarket clinical stage medical device is **designed to act as a natural, drug-free antihistamine** by using photobiomodulation, a form of light therapy proven to reduce inflammation.

Our **precisely engineered light structure** is designed to target the inflammation caused by allergens and to temporarily reduce miserable nasal symptoms.


Clean relief
for allergy
symptoms
Drug-free therapy
Reusable
Rechargeable
Pocket-sized
No side effects
Fast acting
Easy to use
Single button
As shown in our proof of concept study. Concept design only. Investigational device not currently available for sale.

Affordable. Side-effects not included



Moderate allergy sufferer's
12-month average spend
User of leading antihistamine will spend
$416
User of leading nasal steroids will spend
$283
Fluo User
$129*

* the Fluo device is designed to retail at $129 MSRP

THE MARKET

Disruptors in a huge, growing industry

In 2017, allergy relief is a $24 billion global market and expected to grow beyond $40 billion by 2025 with a CAGR of 6.3%.

> The global market for allergy treatment is expected to reach $40 billion by 2025.

Currently, individuals suffering from moderate allergies **spend an average of $600 per year** on symptom relief, even though the majority (66%) report dissatisfaction with their current allergy medications.

Yet, there has been little incentive to innovate and develop better OTC allergy treatments in the past 30 years because existing medications are considered to "do a decent job".

A drug-free alternative to antihistamines and corticosteroids



Fluo Labs is bringing a novel and modern solution to this neglected space

In what we believe is another classic tale of disruption, we are developing **an entirely new category** in allergy care. It's a complete departure from the conventional allergy relief protocols.

Our premarket clinical device is being developed as an OTC consumer product that is **a drug-free alternative to antihistamines and corticosteroids**.

OUR TRACTION

Proof-of-concept studies, patents, and awards

In an IRB-sanctioned one-arm proof-of-concept study during the Fall ragweed season, subjects reported a 31% improvement in the subjects' Total Nasal Symptom Score (TNSS) over baseline, which is the gold standard in nasal allergy tests. The results were significant, and promising as they were superior to what is typically found in studies for antihistamines.

We've got promising results

TNSS change over baseline


Placebo
Nasal Antihistamine
Oral Antihistamine
FLUO
0
13
25
38

** Source: Evaluating approved medications to treat allergic rhinitis in the United States: an evidence-based review of efficacy for nasal symptoms by class. Benninger M, Farrar JR, Blaiss M, Chipps B, Ferguson B, Krouse J, Marple B, Storms W, Kaliner M. Ann Allergy Asthma Immunol. 2010 Jan;104(1):13-29.*

Enlightening in vitro tests

We recently conducted a series of in vitro tests to shed additional light on how our light therapy produces an effect in the body to alleviate nasal allergy symptoms. We learned in particular that certain proteins that help control inflammatory reactions responded immediately and favorably to our dosage of light.

> "Being able to provide relief from the symptoms of allergic rhinitis without medication would be a breakthrough. We are hopeful that our pivotal trial will demonstrate that the Fluo light device can beneficially modulate the allergic response."
>
> \- Dr. Paul Rubin
> *Fluo Labs' Chief Medical Officer*

These preliminary results could support the argument that **light therapy offers a broader and more efficient solution** compared to conventional allergy medications and could further make the case that it can **act as a prophylaxis**. We intend to undertake additional studies to further clarify the mechanism of action.

Patents & regulatory

Fluo Labs has been granted two patents and has filed for two additional patents in January 2021 and a third in June 2021.

We also are seeking to complete product development, clinical evaluations, obtain a FDA De Novo grant and CE certification for a technology that could help allergy sufferers to reduce their allergy symptoms without having to use medication. We anticipate submitting a De Novo petition to the FDA for the Fluo device later in 2021.

> A De Novo classification - is what the FDA grants to novel medical devices for which there are no comparables - and is required to verify the therapy's safety and efficacy so that we can legally market the device

P&G Ventures Innovation Challenge finalist

Fluo Labs was a finalist at P&G Ventures 3rd Innovation Challenge. Finalists were selected on the basis of their potential to transform the lives of individuals and families.


P&G
Ventures
INNOVATION CHALLENGE
FINALIST

**Concept design only. Investigational device not currently available for sale.*

Our fans can't wait!


"I can't tell you how excited I am by the potential of your product"
"As a patient/consumer/25+ year allergy sufferer, I could not be more excited for your product to be released".
"I can't wait to try this, anything is better than the sinus medication I use, and sometimes OTC stuff I add to that"
"I cannot wait until your product comes to market! Every time I go golfing, my nose is congested and my allergies are out of control. This would be a game changer."
"If your device works, it will be a god-send for allergy sufferers"

** These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

THE SCIENCE

Allergy relief without medications


One of the most
advanced technology
you'll ever put your nose

**Concept design only. Investigational device not currently available for sale.*

The Fluo is seeking to improve wellness and quality of life of allergy sufferers and has designed a solution that acts as a natural, drug-free antihistamine by using light therapy. Non-medicinal alternatives are especially important in an era where consumers increasingly choose natural and clean remedies over drug-based medications.

Fluo Labs is pioneering photobiomodulation, a form of light therapy, to reduce the symptoms of seasonal allergies.

Photobiomodulation is commonly used in the medical community to relieve pain, reduce inflammation, heal wounds and regenerate tissue. In the case of nasal allergies, we are finding that photobiomodulation triggers specific biochemical interactions that serve as a natural dampener of the body's over-response to allergens.

Light therapy can reduce the symptoms of nasal allergies like sneezing, congestion, itchy nose and runny nose.


How light therapy
works to reduce
allergy symptoms

Our scientists are engineering the proper therapeutic balance of wavelength, dosage, power and pulse structure to effectively contain and ultimately terminate immune and inflammatory responses and thus reduce inflammation. **The therapeutic light emitted by the Fluo device is formulated to work as a natural antihistamine to reduce the symptoms of common nasal allergies** like sneezing, congestion, itchy nose and runny nose.

The Fluo device is designed to be easy and fast to use with a treatment that takes less than 30 seconds. Here's how our prototype currently works:


No known side effects.
No pharmaceuticals. Just
24 seconds of light.
How Fluo tm works
1. Hold the Fluo up to your nostril
2. Click the button for 12 seconds of light therapy
3. Repeat on the other side
4. Fast acting relief is on its way
5. Use as needed, one or twice a day
Concept design & suggested method of use only.
Investigational medical device not currently available for sale.

THE BUSINESS MODEL

A modern go-to-market strategy

We are pre-revenue, and no revenue will be generated prior to obtaining regulatory approval. If approved, we plan to introduce the Fluo as an over-the-counter repeat-purchase product with a direct-to-consumer approach.


Get ready to
ditch the meds


Fluo is designed to
be an over-the-
counter device

We are also launching a community marketing initiative under the **Seize the Sneeze ™** banner to capture consumer insights on their personal experience with allergies.

In the longer term, we plan to open new channel partnerships in an omnichannel strategy to cross into traditional retail.

THE VISION

Setting the new standard for allergy treatment

We will be making it our duty to provide relief to the millions of people who are needlessly suffering from allergies. We hope to **substantially improve their quality of life with a "clean" drug-free solution** that will quickly get them back to functioning at their best.


Your allergy relief just got an upgrade.
Thanks to Fluo, we believe millions of people will say goodbye to hay fever symptoms


Sneezing
Runny Nose

Within five years we intend to extend our light platform to deliver additional drug-free therapies for other conditions, and deliver them globally through an extended network of channels and partners.

It is our ambition to see Fluo Labs' therapy become the standard for treating the symptoms of seasonal allergies everywhere.


We will extend our light platform to create drug-free solutions for multiple conditions

OUR LEADERSHIP

The team that is changing allergy relief

We're proud of our team of highly specialized scientists, engineers and professionals who have already committed years of research into developing this solution.

Our **recognized experts** have practiced in the fields of light therapeutics, allergy medication development, digital commerce, growth marketing, fulfillment and distribution. **They bring preclinical and clinical development, and global industry expertise** to the development of our innovative premarket clinical allergy relief device. These experts have extensive experience on how to design and conduct clinical studies to clinically demonstrate and satisfy the high standards of the FDA.

WHY INVEST

Join us in building the future of allergy relief

The global allergy treatment market represents a huge market opportunity, **predicted to hit $40 billion in 2025.**
Seasonal allergies aren't going away, and we are tired of seeing the massive physical, mental, economic, and social struggle of so many allergy sufferers around the world.


KICK ALLERGIES TO THE CURB

We see it as our duty to provide allergy sufferers with a natural, effective treatment for their symptoms, and we need your help to make it happen.

Since seasonal allergies impact so many people around the world, we feel that the equity crowdfunding process is an opportunity to build a greater community of investors and consumers committed to our groundbreaking product.

Are you ready to help millions of people seize the sneeze?


We're on a mission to improve the quality of life for millions of allergy sufferers.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

September 2014

Ragweed Proof-of-Concept Study

A one-arm proof-of-concept study showed our prototype technology reducing symptoms over baseline with significant results.

August 2017 Year

First Patent Granted

The first of two patents granted: relates to the apparatus and methods for treating allergic rhinitis (seasonal and perennial hay fever) with the application of light therapy.

April 2020

Our Company Launches!

Fluo Labs is launched.

January 2021

Procter & Gamble Ventures

One of four finalists in the P&G Ventures Innovations Challenge

January 2021

CES Eureka Park

Fluo Labs is accepted at Eureka Park at CES - the global showcase for breakthrough innovative technology

Janaury 2021 Year

Second Granted Patent

A second patent is granted relating to the apparatus and methods for treating allergic rhinitis (seasonal and perennial hay fever) with the application of light therapy.

January 2020

Two New Patent Applications

Fluo Labs files two new patent applications. It also registered several trademarks.

March 2021

In vitro study

A preliminary in vitro study shed light of how our immune system fends off unwanted allergens. We measured how proteins that control inflammatory reactions responded favorably to our dosage of light.

April 2021

New design of the Fluo device

The new design for the Fluo device prototype will sport an organic natural shape espousing comfort, easy to use and high quality

June 2021

Launched on StartEngine

Now YOU can own a part of our company!

August 2021

Usability Study

Fluo Labs will carry out usability and human factors study to measure how users can operate the Fluo device safely and effectively with minimum difficulty, confusion or failure.

August 2021

Pivotal Clinical Study

Fluo Labs will carry out a randomized, double-blind placebo-controlled trial to evaluate the safety and effectiveness of the Fluo technology in alleviating the symptoms of allergic rhinitis.

October 2021

Fluo Labs seeking to obtain FDA de novo grant

Fluo Labs anticipates submitting a De Novo petition to the FDA for the Fluo device later in 2021

November 2021

CE Certification

Fluo Labs is seeking to obtain CE certification for its technology. The company anticipates that the CE marks certification will be obtained before the end of 2021.

January 2022

CES 2022

Fluo Labs will be attending CES 2022. See you in Vegas!

In the Press

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Meet Our Team



Richard Clement, M.D., F.A.C.S.
President
President and Angel InvestorSerial investor and entrepreneur (CLRS Technology and Arrestage International).

Dr. Clement is plastic surgeon and leads a successful practice in Scottsdale AZ.



Paul Rubin, MD
Chief Medical Officer
Extensive experience in multiple pharma/biotech therapeutic areas. Involved with discovery, preclinical and clinical development, regulatory and marketing in global and emerging drug companies. Experience with antihistamines and nasal steroids. GSK, Abbott, Xoma, Sepracor.



Jan Enemaerke
Chief Technology Officer
Expert in lasers and medical optical engineering. Senior executive positions (US & Europe). BSc in mechanical engineering, MBA.



Anne-Marie Kovacs
Chief Strategy Officer
Creative strategist to emerging companies. Marketing, strategic foresight, project management, operations, business development, brand management, creative development.



Lawrence Johnson
CEO
Seasoned entrepreneur, health informatics., data analytics, medical device start-ups. Board of CLRS Technology. Successful exits: yellowpages.com (digital), RightPond (fintech), CLRS (devices)

Offering Summary

Company	Fluo Labs, Inc.
Corporate Address	1479 Glencrest Dr. #A, San Marcos, CA 92078
Offering Minimum	$10,000.00
Offering Maximum	$3,800,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	3,800,000
Price per Share	$1.00
Pre-Money Valuation	$12,000,000.00

Early Bird

Friends and Family – first 7 days | 10% bonus shares

Early Bird – next 7 days | 8% bonus shares

Volume

Tier 1 perk - ($5,000+ 12% bonus shares)

Tier 2 perk - ($10,000+ 15% bonus shares)

The 10% StartEngine Owners' Bonus

Fluo Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

*All perks occur when the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Fluo Labs to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Light Therapy - Fluo Labs

Speaker 1:
It's time to shed some light on light therapy. While it might not be known to most of us, light has been used for thousands of years to treat a ton of different conditions. Dating as far back as 1400 BC, ancient civilizations were already using sunlight to kill pathogenic microbes. While scientists have known for years that certain wavelengths of light can remedy countless elements, recent scientific discoveries have helped the light community gain a much deeper understanding of just how powerful light can be in treating certain conditions.

Speaker 1:
Today, light therapy treatments are commonly used for pain relief, reducing inflammation, healing wounds, and regenerating tissue. With over 50 million people in the US alone suffering from seasonal allergies, we knew we needed to develop a way to harness light's power to combat this condition.

Speaker 1:
After years of research, we discovered something interesting. It's called photobiomodulation, a light-based therapy that delivers energy to your cells and appears to give them the power they need to defend against nagging allergens. Our patented cutting-edge technology has been designed to wield photobiomodulation with a precise balance of wavelength, dosage, power, and a pulse of safe non-thermal visible light. This proprietary formula is designed to act as a natural antihistamine to help allergy sufferers say goodbye to medications with side effects and say hello to holistic drug-free symptom relief. Allergies are so last season, but an improved quality of life is coming back in style.

Intro - Fluo Labs

Speaker 1:
It's no secret that allergies are the worst. When pesky day-ruining symptoms like runny nose, sneezing, congestion, and fatigue roll around, it can be hard not to abandon all those plans you made and just flee back into bed. Yeah. We've been there. And while current over the counter medications may work for the lucky ones, many, if not most can cause unwanted and annoying side effects. Those of us who are searching for less toxic and more holistic alternatives are left behind in the dark.

Speaker 1:
But fear not. We at FLUO labs are pioneering a groundbreaking technology to defend your nose against allergies so you can get back to feeling like your free energized self in a flash. Our technology wields the power of photobiomodulation, which is just a fancy word for light

therapy. Using the specially patented and safe non-thermal visible light therapy, our novel technology is designed to help allergy sufferers find relief from the nagging allergens that cause the day ruining allergy symptoms we all dread. FLUO labs has designed this therapy to be used in the comfort of your own home or anywhere you need it and will be simple and fast to use. Allergy symptoms are so last season, but an improved quality of life is coming back in style.

Allergies - Fluo Labs

Speaker 1:
Seasonal allergies are no joke. Dealing with miserable symptoms like runny nose, inflammation, congestion, and fatigue can mean bad news for your nose. But it's not just your nose that allergies affect. From decreased productivity in work or school to irritability and depression, allergies can be quite debilitating. And it's no small problem either. Over 50 million Americans currently suffer from seasonal allergies and the rate is steadily increasing due to climate change.

Speaker 1:
Now let's meet one of the bad guys behind your seasonal allergies, pollen. Pollen, the most common allergen out there is a microscopic substance that comes from trees, grasses, and weeds. With plants, each having a different pollen season it's not just springtime you have to worry about. And when pollen crashes into your nose uninvited that's when histamines show up. Histamines are what your nose releases when it's faced with unwanted allergens, they're what you can thank for all the nagging symptoms hay fever is known for.

Speaker 1:
But you may not have to hide from pollen or other seasonal allergens for much longer. We at Fluo Labs are developing an innovative technology that's designed to deliver drug-free relief from pesky allergy symptoms by utilizing our unique patented light therapy. This revolutionary technology has been developed to work as a natural anti-histamine. So allergy sufferers will be able to tackle their symptoms and get on with their lives without having to use medication. Allergies are so last season, but an improved quality of life is coming back in style.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:08 PM 05/20/2021
FILED 02:08 PM 05/20/2021
SR 20211930849 - File Number 7938300

CERTIFICATE OF INCORPORATION

OF

FLUO LABS, INC.

THE UNDERSIGNED, for the purpose of forming a corporation pursuant to the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

ARTICLE I

The name of the corporation is Fluo Labs, Inc. (the "**Corporation**").

ARTICLE II

The registered agent and the address of the registered office in the State of Delaware are:

Vcorp Services, LLC
1013 Centre Road, Suite 403-B
Wilmington, Delaware 19805
County of New Castle

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (1) 50,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 10,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation(including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as it exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

ARTICLE X

The name and mailing address of the incorporator are as follows:

Xiaofan Zhang
c/o Bevilacqua PLLC
1050 Connecticut Avenue, Suite 500
Washington, DC 20036

IN WITNESS WHEREOF, the undersigned, being the sole incorporator hereinabove named, does hereby certify that the facts hereinabove stated are truly set forth and, accordingly, hereby executes this Certificate of Incorporation this 19th day of May, 2021.

/s/ Xiafan Zhang
Xiaofan Zhang, Incorporator